Exhibit 99.42
THERATECHNOLOGIES ADOPTS NEW R&D BUSINESS MODEL TO STRENGTHEN
ITS GROWTH POTENTIAL
Montreal, Quebec — June 2, 2011 — Theratechnologies Inc. (Theratechnologies) (TSX: TH) announced today that it has re-evaluated its R&D business model.
Theratechnologies is at a major turning point in its evolution as a company. Recently, its flagship product, EGRIFTA® (tesamorelin for injection), earned FDA approval in the U.S. Also, Theratechnologies’ partners are in the process of preparing regulatory applications for EGRIFTA® in several other major markets, including the European Union and a number of Latin American countries. In this context, Theratechnologies has now revisited its R&D business model in order to strengthen its growth potential.
“As stated at our last annual meeting of shareholders, the launch of EGRIFTA® in the United States is a success by any standard. As Theratechnologies enters into the next phase of its evolution, it is our ability to adapt that will determine our future success. I hope that our new R&D business model — based on innovation, openness and flexibility — will become the industry standard,” declared Mr. John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies.
“The future of R&D undoubtedly lies in the public and private sector’s ability to work in close collaboration. While relying on Theratechnologies’ established partnership experience, we will systematically call upon partners in the public and private arena to help us bring our R&D projects forward,” added Mr. Huss.
Consequently, the restructuring of R&D activities will lead to a workforce reduction affecting 24 employees. John Michel T. Huss met with Theratechnologies’ employees this afternoon to discuss the company’s new business model and its impact on its research and development activities.
Theratechnologies estimates that this restructuring will result in a reduction in payroll expenses of approximately $300,000 for the remainder of fiscal 2011, and a reduction of approximately $2.5 million for fiscal 2012.
All affected employees will be met with individually and will be provided with all the pertinent information concerning their situation, and offered the level of support they require, following this announcement.
“We are fully aware of the fact that this is a difficult situation for our employees at Theratechnologies and we are doing everything we can to mitigate the impact of this decision on affected employees. We will do our utmost to ensure that our impacted colleagues are treated with both respect and dignity,” concluded Mr. Huss.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA® is not approved in Canada.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, Theratechnologies has signed distribution and licensing agreements with a subsidiary of Sanofi granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the growth of Theratechnologies.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, that regulatory agencies in countries outside of the United States will approve EGRIFTA®, that the research and development business model adopted by Theratechnologies will help advance its research and development activities, and that on the long term, Theratechnologies will benefit from a reduction in its operating costs. These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved by regulatory agencies outside of the United States, that Theratechnologies cannot find adequate partners or that contractual provisions with these partners are not suitable, or that the expected cost savings do not materialize.

The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 22, 2011. The AIF is available at www.sedar.com under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents Theratechnologies’ expectations as of that date.